UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

             CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number: 0-18727

                                   CARC, INC.
                                   ----------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 500 DOWNS LOOP
                                CLEMSON, SC 29631
                                 (864) 654-1859
                                 --------------
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
            (TITLE OF EACH CLASS OF SECURITIES COVERED BY THIS FORM)

                                      NONE
                                      ----
  (TITLES OF ALL OTHER CLASSES OF SECURITIES FOR WHICH A DUTY TO FILE REPORTS
                      UNDER SECTION 13(A) OR 15(D) REMAINS)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


Rule 12g-4(a)(1)(i) |_|          Rule 12h-3(b)(1)(i) |_|
Rule 12g-4(a)(1)(ii)|X|          Rule 12h-3(b)(1)(ii)|X|
Rule 12g-4(a)(2)(i) |_|          Rule 12h-3(b)(2)(i) |_|
Rule 12g-4(a)(2)(ii)|_|          Rule 12h-3(b)(2)(ii |_|
                                 Rule 15d-6          |_|

        Approximate number of holders of record as of the certificate or notice date: 496

      As a result of CARC's partial tender offer for up to 40,000 shares of its common stock, which was consummated on March 28, 2005 with the acceptance and purchase of 40,000 shares from 40 holders of record, CARC now has 496 holders of record. CARC's common stock is not listed on a national securities exchange and its total assets have not exceeded $10,000,000 at the end of each of its three most recent fiscal years.

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Date:  March 31, 2005                 By:  /s/ Warren Wagner
                                         -----------------------------------
                                         Warren Wagner
                                         President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.